                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      American Home Mortgage Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                           Apex Mortgage Capital, Inc.
                            865 South Figueroa Street
                          Los Angeles, California 90017
                            Telephone: (213) 244-0000

                                    Copy to:
                              Peter T. Healy, Esq.
                              O'Melveny & Myers LLP
                        275 Battery Street, 26/th/ Floor
                         San Francisco, California 94111
                            Telephone: (415) 984-8700

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   (Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)

                                    02660M108
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                                 (CUSIP Number)

                                  July 12, 2003
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------------                          -------------------------
CUSIP NO.  02660M108                    13D                   Page 2 of 7 pages
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================================================================================
   1. NAME OF REPORTING PERSON; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Apex Mortgage Capital, Inc.
        (I.R.S. Identification No. 95-4650863)
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   2.   (a)
        (b)
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   3.   SEC USE ONLY
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   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
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   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(D) OR 2(E)
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   6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Maryland
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     NUMBER OF          7.   SOLE VOTING POWER:  None
      SHARES            --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER: 4,680,112 shares of Common
     OWNED BY                                     Stock/1/
       EACH             --------------------------------------------------------
     REPORTING
      PERSON            9.   SOLE DISPOSITIVE POWER: None
       WITH             --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER: 4,632,735 shares of
                                                       Common Stock/2/
--------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,680,112 shares of Common Stock/1/
--------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [_]
--------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 27.2%/3/
--------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON: CO
================================================================================

_________________

/1/ Includes: (i) 4,160,000 shares of common stock, par value $0.01 per share ("Common Stock"), of American Home Mortgage Holdings, Inc., a Delaware corporation ("American Home") held of record by Michael Strauss; (ii) 8,000 shares of Common Stock held of record by Nicholas R. Marfino, (iii) 5,000 shares of Common Stock held of record by Michael A. McManus, Jr., (iv) 16,667 shares of Common Stock held of record by C. Cathleen Raffaeli, (v) 16,667 shares of Common Stock held of record by Kenneth P. Slosser, and (vi) 473,778 shares of Common Stock held of record by John A. Johnston, each of which are subject to Voting Agreements dated July 12, 2003 by and between Apex and each respective American Home stockholder (each a "Voting Agreement" and collectively, the "Voting Agreements"). By virtue of the Voting Agreements, the shares of Common Stock, in
(i) through (vi) above may be deemed to be subject to shared voting power by Apex with regard to the particular matters subject to the Voting Agreement. However, Apex expressly disclaims beneficial ownership of the shares of Common Stock described in this Footnote 1.

/2/ Includes the shares of Common Stock described in (i)-(vi) in Footnote 1. By virtue of the Voting Agreements, (a) the shares of Common Stock, in (i) through
(v) in Footnote 1 may be deemed to be subject to shared dispositive power by Apex, as such American Home stockholders may not dispose of their respective shares without Apex's consent (as described more fully in Item 4 below) until the Transactions have been approved by the stockholders of American Home or the Merger Agreement (as defined in Item 3 below) has been terminated (as described more fully in Item 4 below), and (b) the shares of Common Stock in (vi) in Footnote 1 may be deemed to be subject to shared dispositive power by Apex, as such American Home stockholder may not dispose of his respective shares without Apex's consent, except that Mr. Johnston has retained the right to sell or dispose of up to 10% of his shares of Common Stock (or 47,377 shares) without restriction. However, Apex expressly disclaims beneficial ownership of the shares of Common Stock described in this Footnote 2.

/3/ Based solely on information provided by American Home, this percentage is calculated based on 17,210,545 shares of Common Stock issued and outstanding as of July 12, 2003.

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CUSIP NO.  02660M108                    13D                   Page 3 of 7 pages
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Item 1.       Security and Issuer.

       The class of securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of American Home Mortgage Holdings, Inc., a Delaware corporation ("American Home"), whose principal executive offices are located at 520 Broadhollow Road, Melville, New York
11747.

Item 2.       Identity and Background

       (a) Apex Mortgage Capital, Inc., a Maryland corporation ("Apex").

       (b) Apex's principal executive officers are located at 865 South Figueroa Street, Los Angeles, California 90017.

       (c) Apex is a financial services company that primarily acquires U.S. agency and other highly-rated, single-family, real estate adjustable-rate and fixed-rate mortgage related assets. The name, business address, present principal occupation or employment, the name and principal business of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Apex is set forth in Schedule A attached hereto and incorporated herein by reference.

       (d)-(e) During the last five years, neither Apex nor, to the best of Apex's knowledge, any of the individuals referred to in Schedule A (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration Used.

       Apex and American Home, together with American Home Mortgage Investment Corp. (formerly known as AHM New Holdco, Inc.), a wholly-owned subsidiary of American Home ("AHM Investment Corp."), entered into an Agreement and Plan of Merger dated as of July 12, 2003 (the "Merger Agreement"). Pursuant to the Merger Agreement and related transactions, (i) American Home will be merged with and into AHM Merger Sub, Inc., a wholly-owned subsidiary of AHM Investment Corp., with American Home as the surviving corporation (the "Reorganization"),
(ii) immediately after the Reorganization, Apex will merge with and into AHM Investment Corp., with AHM Investment Corp. as the surviving corporation (the "Merger"), such that American Home will be a wholly-owned subsidiary of AHM Investment Corp. and AHM Investment Corp. will become the new parent company. Pursuant to the Reorganization and the Merger, (a) American Home stockholders will receive one share of AHM Investment Corp. common stock in exchange for each share of Common Stock they own and (b) Apex stockholders will receive a number of shares of AHM Investment Corp. common stock equal to 107.5% of Apex's net book value per share divided by the average of the daily volume-weighted averages of the trading prices of the Common Stock for the ten trading days prior to and including the day before the closing of the Merger, subject to certain adjustments described in the Merger Agreement, in exchange for each share of Apex common stock they own.

       In order to facilitate the completion of the Merger and the other transactions contemplated by the Merger Agreement and in consideration thereof, Apex entered into voting agreements (each a "Voting Agreement" and collectively, the "Voting Agreements"), each dated as of July 12, 2003, with each of the directors of American Home as listed on Schedule B attached hereto and incorporated herein by reference (collectively, the "American Home Stockholders"), whereby each American Home Stockholder generally agrees to hold and vote all of the shares of Common Stock beneficially owned by them in favor of the transactions contemplated by the Merger Agreement, including the Reorganization, the issuance of

--------------------------                             -------------------------
 CUSIP NO. 02660M108                    13D                    Page 4 of 7 pages
--------------------------                             -------------------------

shares of AHM Investment Corp. common stock to Apex stockholders in the Merger and any other action required in furtherance thereof (collectively, the "Transactions"). The provisions of each of the Voting Agreements are substantially similar except for the parties and the number of shares subject to such agreements, and except that John A. Johnston has retained the right to sell or dispose of up to 10% of his shares of Common Stock (i.e., up to 47,377 shares) without restriction. The name of each American Home Stockholder and the number of outstanding shares of Common Stock beneficially owned by each American Home Stockholder and subject to the Voting Agreements are set forth on Schedule B attached hereto and incorporated herein by reference. Apex did not pay additional consideration to any American Home Stockholder in connection with the execution and delivery of the Voting Agreements.

       References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.        Purpose of Transaction

       (a)-(b) The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

               The Merger is subject to customary closing conditions, including the approval of the Merger by Apex's stockholders and the approval of the Transactions by American Home's stockholders, the receipt of any required regulatory approvals, the completion of the Reorganization, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

               Pursuant to the terms of the Voting Agreements, each American Home Stockholder has agreed, among other things,

               (i) that, unless otherwise agreed to by Apex, such American Home Stockholder shall not transfer any of their shares of Common Stock that are subject to the Voting Agreements or deposit such shares or any interest therein into a voting trust or enter into a voting agreement or other arrangement with respect to such shares; provided, however, that Jack A. Johnston has retained the right to sell or dispose of up to 10% of his shares of Common Stock (i.e., up to 47,377 shares) prior to the special meeting of stockholders of American Home called to approve the Transactions. The foregoing restrictions are effective through and including the date of the earlier of (x) the approval of the Merger by American Home's stockholders or (y) the termination of the Merger Agreement in accordance with Article VII I thereof;

               (ii) that such American Home Stockholder shall, at each American Home stockholder meeting (or adjournment or postponement) called with respect to any of the matters set forth below and on every action or approval by written consent of American Home stockholders with respect to any of the following, (and in any other circumstances upon which a vote, consent or other approval with respect to any of the following is sought, solely in his or her capacity as a American Home stockholder), take each and every action and accomplish each and every formality as is necessary to participate in the meetings (if applicable) and vote (or cause to be voted) all of such American Home Stockholder's shares subject to their respective Voting Agreement and each interest therein:

                    (A) in favor of the Transactions and, upon the request of
               Apex, any actions required in furtherance thereof, including, without limitation, any proposal to permit American Home to adjourn such meeting;

--------------------------                             -------------------------
 CUSIP NO. 02660M108                    13D                    Page 5 of 7 pages
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                      (B)  against the following actions (other than the
               Transactions), to the extent that such actions require such stockholder's approval or in relation to which such approval is sought: (i) a reorganization, recapitalization, dissolution or liquidation of American Home; and (ii) (A) any change in the present capitalization of American Home or any amendment of the Certificate of Incorporation or similar governing document of American Home, (B) any other change in the corporate structure or business of American Home; or (C) any other action which, in the case of each of the matters referred to in clauses (A) and (B) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Transactions or the transactions contemplated by their respective Voting Agreement; and

                      (C) in favor of each other matter relating to the consummation of the Transactions.

               The Voting Agreements terminate on the earlier of (i) the termination of the Merger Agreement in accordance with Article VIII thereof, and
(ii) the consummation of the Merger.

               The foregoing description of the Voting Agreements is qualified in its entirety by reference to the full text of such agreements; a copy of the form of the Voting Agreements is attached hereto as Exhibit 2 and incorporated by reference herein.

               The name of each American Home Stockholder and the number of outstanding shares of Common Stock beneficially owned by each American Home Stockholder and subject to the Voting Agreements are set forth on Schedule B attached hereto and incorporated herein by reference.

               Apex does not have any right to dispose (or direct the disposition of) any shares of Common Stock pursuant to the Voting Agreements, except for the restrictions on transfers of the shares of Common Stock held by each American Home Stockholder, which Apex may waive in its discretion. Accordingly, Apex expressly disclaims beneficial ownership of all such shares.

       (c)     Not applicable.

       (d) Upon completion of the Reorganization described in Item 3 above, the officers and directors of American Home shall be the officers and directors of the surviving corporation of the merger between American Home and AHM Merger Sub, Inc.

       (e)     Other than as a result of the Reorganization, not applicable.

       (f) Other than as a result of the Reorganization or the Merger, not applicable.

       (g) Other than as a result of the Reorganization or the Merger, not applicable.

       (h)-(i) Not applicable.

       (j) Other than as described above, Apex currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Apex reserves the right to develop such plans).

--------------------------                             -------------------------
 CUSIP NO. 02660M108                    13D                    Page 6 of 7 pages
--------------------------                             -------------------------

       References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear. Capitalized terms used in Item 4 but not otherwise defined herein have the respective meanings assigned to them in the Merger Agreement.

Item 5.        Interest in Securities of the Issuer.

       The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

       (a)-(b) As a result of the Voting Agreements, Apex may be deemed to be the beneficial owner of all 4,680,112 shares of Common Stock disclosed in this
Schedule 13D. To the knowledge of Apex, such Common Stock constitutes approximately 27.2% of the issued and outstanding shares of Common Stock as of July 12, 2003. While Apex may be deemed to have the shared power to vote of these shares of Common Stock with respect to the matters described in Item 4 and the shared right to dispose of such shares as described in Item 4, Apex (i) is not entitled to any rights as a stockholder of American Home and (ii) disclaims beneficial ownership of all such shares.

               Set forth in Schedule B are the names of the stockholders of American Home that have entered into the Voting Agreements with Apex and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Apex's knowledge.

       (c) Neither Apex nor, to the knowledge of Apex, any person named in Schedule A, has effected any transaction in Common Stock during the past 60 days.

       (d)-(e) Not Applicable.

       References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

       As described in Items 3 and 4 above, as an inducement to Apex to enter into the Merger Agreement, Apex entered into the Voting Agreements with the American Home Stockholders whereby the American Home Stockholders agreed to hold and vote all of the shares of American Home common stock beneficially owned by them in favor of the approval of the Transactions. The American Home Stockholders and the number of shares of American Home common stock beneficially owned by each of them is set forth in Schedule B attached hereto which is incorporated herein by reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

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CUSIP NO. 02660M108                     13D                    Page 7 of 7 pages
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Item 7.   Material to be Filed as Exhibits.

     The following documents are filed as exhibits:

          1 Agreement and Plan of Merger dated as of July 12, 2003, by and among American Home Mortgage Holdings, Inc., American Home Mortgage Investment Corp (formerly called AHM New Holdco, Inc.) and Apex Mortgage Capital, Inc. (previously filed as Exhibit 2.1 to Apex's Form 8-K filed with the SEC on July 15, 2003 and incorporated by reference herein).

          2 Form of Voting Agreement by and between Apex Mortgage Capital, Inc. and certain stockholders of American Home Mortgage Holdings, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   APEX MORTGAGE CAPITAL, INC.

Date: August 8, 2003               By: /s/ Philip Barach
                                       -----------------------------------------
                                           Philip Barach
                                   Its:    President and Chief Executive Officer

                                   Schedule A

         EXECUTIVE OFFICERS AND DIRECTORS OF APEX MORTGAGE CAPITAL, INC.

     The following sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Apex. Unless otherwise indicated below, each such person is a United States citizen, and the business address of each such person is 865 South Figueroa Street, Los Angeles, California 90017.

                               BOARD OF DIRECTORS

Name and Title                            Present Principal Occupation
--------------                            ----------------------------

Marc I. Stern, Chairman of the Board      President and director of The TCW
                                          Group, Inc.

Philip A. Barach, Director                President, Chief Executive Officer and
                                          Director of Apex

Peter G. Allen, Director                  President of Haven Capital

Samuel P. Bell, Director                  President of Los Angeles Business
                                          Advisors

Hon. John A. Gavin, Director              Chairman of Gamma Holdings

Carl C. Gregory, III, Director            President and Chief Executive Officer
                                          of Encore Capital Group, Inc.
                                          (previously named MCM Capital Group,
                                          Inc.)

Jeffrey E. Gundlach, Director             Chief Investment Officer and Vice
                                          Chairman of Apex


                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name                                      Present Principal Occupation
----                                      ----------------------------

Joel A. Damiani                           Senior Vice President of Apex

David S. DeVito                           Chief Financial Officer and Controller
                                          of Apex

Joseph J. Galligan                        Senior Vice President of Apex

Michael E. Cahill                         Secretary of Apex

Philip K. Holl                            Assistant Secretary of Apex

                                   Schedule B

                           AMERICAN HOME STOCKHOLDERS

     The following sets forth, to Apex's knowledge and based upon publicly available information, the name and present principal occupation or employment of each American Home Stockholder. Except as indicated below, to Apex's knowledge, the business address of each such person is c/o American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, New York 11747.

Name and Title                                                          Shares Subject to Voting Agreements
--------------                                                          -----------------------------------
Michael Strauss, Chairman of the Board of Directors, Chief                           4,160,000
     Executive Officer and President of American Home

Nicholas R. Marfino, Vice President of Adirondack                                        8,000
     Electronic Markets, LLC

Michael A. McManus, Jr., President and Chief Executive                                   5,000
     Officer of Misonix, Inc.

C. Cathleen Raffaeli, Managing Partner of the Hamilton                                  16,667
     White Group, LLC, a financial advisory firm

Kenneth P. Slosser, Managing Director of Investment                                     16,667
     Banking and Corporate Finance Department of
     Friedman, Billings, Ramsey & Co., Inc., an investment
     bank that has, in the past, provided financial advisory
     services to American Home

John A. Johnston, Director, President of Western Division                              473,778/1/
     of American Home

___________
/1/ Pursuant to the voting Agreement between Apex and John A. Johnston, Mr. Johnston has retained the right to sell or dispose of up to 10% of his common stock (or 47,337 shares) without restriction.